UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Preliminary Revenue Report 2009

Regulated Information

January 14, 2010 - 8:00 a.m. CET

DELHAIZE GROUP ANNOUNCES 2009 REVENUES, 2010 EXPANSION PLANS

AND A NEW MORE EFFICIENT U.S. OPERATIONAL STRUCTURE

»	Full Year 2009 Results

•	Revenue growth of 2.6 % at identical exchange rates (excl. 53rd week in 2008)

•	Comparable store sales growth of -0.4% in the U.S. and 2.7% in Belgium

•	Confirmation of 2009 earnings guidance, excluding a 4th quarter charge of EUR 44 million (pre-tax) for the U.S. restructuring, store closings and store impairments

»	Fourth Quarter 2009 Revenues

•	Revenue growth of 1.5% at identical exchange rates (excl. 53rd week in 2008)

•	Comparable store sales growth of -2.8% in the U.S. and 2.6% in Belgium, with better volume trends compared to last year in a highly deflationary U.S. environment

»	Solid 2010 Initiatives to Support New Game Plan

•	Restructuring of U.S. operations into an organization operating unique and strong banners supported by a common shared services structure

•	Closing of 15 underperforming Food Lion stores and one underperforming Bloom store

•	Strong investment program of approximately EUR 800 million in 2010, including 120 to 130 store openings and approximately 100 store remodels

»	CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group: “During the fourth quarter of 2009, we continued to see volume trend improvements compared with last year in all our operations due to our price investments and strong marketing campaigns, while cycling the highest inflation of the previous year. As a result of our successful commercial initiatives and continued cost management, we confirm our 2009 earnings guidance excluding the restructuring, store closing and impairment charge during the 4th quarter.”

“In 2010, we will start the implementation of our New Game Plan with special focus on increased price investments and other sales building initiatives, accelerated store openings and remodels, and more cost reductions. In this context, we are implementing a completely new U.S. operational structure with the creation of one integrated organization with common shared services. These changes will allow increased flexibility, better service to our local banners and major cost savings. Simultaneously, we also decided to close 15 underperforming Food Lion stores and 1 underperforming Bloom store, a decision that will favorably impact our operating profit from 2010 onwards.”

“The new U.S. restructuring plan, just like the Belgian Excel Plan, is a critical element of the recently announced New Game Plan which will fund key initiatives such as major price investments as well as our accelerated store opening and remodel programs. In 2010, our Group plans to open between 120 and 130 new stores and to remodel approximately 100 stores. All of these initiatives should position Delhaize Group to emerge from these difficult economic times not only as the highly profitable food retailer it is already today, but also as a much faster growing food retailer.”

»	Full Year 2009 Revenues

In 2009, Delhaize Group achieved revenues of EUR 19.9 billion. This represents an increase of 1.2% at identical exchange rates or 4.8% at actual exchange rates due to the strengthening of the U.S. dollar by 5.4% against the euro compared to 2008. Excluding the 53rd week in the U.S. in 2008, revenues grew by 2.6% at identical exchange rates and 6.2% at actual exchange rates. Organic revenue growth was 2.4%.

In 2009, revenue growth was the result of:

•

A 1.3% decrease of U.S. revenues at identical exchange rates as a result of the 53rd week included in 2008 (EUR 258 million negative revenue impact) and comparable store sales growth of -0.4% impacted by retail inflation of 0.5%.

•	Solid revenue growth of 4.7% at Delhaize Belgium supported by comparable store sales growth of 2.7%;

•	Continued outstanding performance of Alfa-Beta in Greece with revenue growth of 10.2% in 2009 marking the fourth consecutive year of double digit revenue growth; and

•	Continued solid revenue growth in Romania and Indonesia with revenue growth of 15.5%.

Delhaize Group ended 2009 with a sales network of 2 732 stores. This represents an increase of 59 stores compared to 2008, including 4 acquired Prodas (Romania) and 10 Koryfi stores (Greece).

»	Fourth Quarter 2009 Revenues

In the fourth quarter of 2009, revenues of Delhaize Group decreased by 3.3% at identical exchange rates and 10.1% at actual exchange rates. Compared to the euro, the U.S. dollar weakened 10.8% during the fourth quarter of 2009. Excluding the effect of the 53rd week in 2008 revenues increased 1.5% at identical rates and decreased 5.6% at actual rates.

Organic revenue growth was 1.5% supported by solid comparable store sales growth of 2.6% in Belgium and sustained strong revenue growth in Greece of 7.9% while the Rest of the World segment recorded another solid quarterly revenue growth of 18.7% at identical exchange rates. Revenue growth was negatively impacted by -2.8% comparable store sales growth in the U.S. due to the high deflation, the 53rd week in the U.S. in 2008 (EUR 258 million or USD 379 million) and a U.S. dollar that weakened against the euro by 10.8%.

»	Segment Reporting Revenues (Unaudited)

Revenues

(in millions)		Q4 2009	Q4 2008	Incl. 53rd week in the U.S. in 2008	Excl. 53rd week in the U.S. in 2008	Full Year 2009	Full Year 2008	Incl. 53rd week in the U.S. in 2008	Excl. 53rd week in the U.S. in 2008
United States(1)	USD	4 716	5 152	-8.5%	-1.2%	18 994	19 239	-1.3%	0.7%

United States	EUR	3 169	3 824	-17.1%	-11.1%	13 617	13 081	4.1%	6.2%

Belgium (excl. Germany)	EUR	1 231	1 159	6.3%	6.3%	4 616	4 407	4.7%	4.7%

Greece	EUR	408	379	7.9%	7.9%	1 471	1 335	10.2%	10.2%

Rest of the World(2)	EUR	64	56	11.4%	11.4%	233	201	15.5%	15.5%

TOTAL	EUR	4 872	5 418	-10.1%	-5.6%	19 937	19 024	4.8%	6.2%

(1)	The average exchange rate of the U.S. dollar against the euro decreased by 10.8% in the fourth quarter of 2009 (1 EUR = 1.4779 USD) compared to the fourth quarter of 2008. The average exchange rate of the U.S. dollar against the euro increased by 5.4% in 2009 (1 EUR = 1.3948 USD) compared to 2008.
(2)	Mega Image (Romania) and 51% of Lion Super Indo (Indonesia).

United States

In 2009, the U.S. operations generated revenues of USD 19.0 billion (EUR 13.6 billion), a decrease of 1.3% over 2008 in local currency. Excluding the 53rd week in 2008, revenues were above prior year by 0.7%. Comparable store sales decreased by 0.4%.

During 2009, food inflation at first decreased and then abruptly turned negative in the third quarter, resulting in inflation of 0.5% for the full year. Consumer spending was prudent and the competitive environment became very promotional. Our U.S. operations managed to improve underlying volume trends of number of transactions and number of items per transaction for the year as a whole as a result of outstanding execution and targeted promotional offers and price investments.

In the fourth quarter of 2009 the revenue contribution of Delhaize U.S. was USD 4.7 billion (EUR 3.2 billion), a decrease of 8.5% compared to 2008. Excluding the 53rd week in 2008, revenues were below the same quarter in the prior year by 1.2%. Comparable store sales decreased 2.8% mostly as a result of lower retail prices. Retail food inflation was 6.5% in the fourth quarter of 2008 compared to retail food deflation of 2.1% in the same quarter this year. Price investments were evidenced by the fact that our retail prices decreased 92 basis points more than our cost prices did. These investments were largely financed by the major cost reduction program and gross margin support coming from higher private brand sales and better shrink management.

Competitive activity was intensive but remained relatively stable compared to the previous quarter. Holiday sales were encouraging at all of our U.S. operating companies. The improving trend in the number of items per transaction continued during the fourth quarter and became positive again for the first time in two years. At Hannaford, the growth in the number of transactions continued to be positive. Real net volume growth amounted to -0.7% compared to -3.6% in the same period last year, showing the success of our commercial activities.

Delhaize Group finished the year 2009 with 1 607 supermarkets in the U.S. During 2009, we opened 30 new stores in the U.S. The Company also closed 7 stores that were relocated and 17 other stores. This resulted in a net increase of 13 stores.

Additionally, in 2009, Delhaize Group re-opened 53 supermarkets in the U.S. after remodeling or expansion work. This included 5 Food Lion renewals in the Daytona Beach, Florida market and 35 in the Columbia, South Carolina market. We had an additional 4 store renewals at Food Lion and 9 at Hannaford.

In 2010, Delhaize Group plans to open between 50 and 55 new supermarkets in the U.S. Also, the Group plans a significant increase in the number of Bottom Dollar Food stores in 2010. In addition, the Group decided to close 16 stores. This includes 15 underperforming Food Lion stores and 1 underperforming Bloom store. This will result in a net increase of approximately 33 to 38 stores to a total number of between 1 640 and 1 645 stores at the end of 2010.

In 2010, approximately 50 U.S. stores will be remodeled, including 30 stores as part of Food Lion’s market and store renewal programs. In 2010, Food Lion plans the remodel of the markets of Greenville, NC and Roanoke, VA.

Belgium

Delhaize Belgium posted revenues of EUR 4.6 billion in 2009, an increase of 4.7% over 2008. Comparable store sales increased by 2.7%, an improvement compared to 2.2% in 2008. Throughout the year, Delhaize Belgium benefited from consecutive waves of price investments started in early 2008, that marked the start of a price repositioning campaign. Supported by strong communication and targeted promotional activities, Delhaize Belgium’s improved price perception has resulted in market share gains every week of 2009. Transaction counts have increased throughout the year.

In the fourth quarter of 2009, Delhaize Belgium revenues amounted to EUR 1.2 billion, an increase of 6.3% over 2008. Comparable store sales grew by 2.6%, continuing the market share gains that started at the beginning of the year. Fourth quarter revenues benefited from further price investments, successful direct mailing campaigns focusing especially on end-of-year products and great execution throughout the supply chain. Holiday sales as a result were very strong with in particular an important increase in the sales of prepared meals and deli items.

In 2009, the sales network of Delhaize Belgium was extended by 17 stores, from 775 stores at the end of 2008 to 792 at the end of 2009. This evolution was mainly driven by the addition of 24 affiliated stores, 2 Red Market stores and the divestiture of 4 stores in Germany (2 City and 2 supermarkets), 1 Cash Fresh store and 4 City stores (of which 3 were reopened as affiliated stores) in Belgium.

In 2010, Delhaize Belgium plans to open between 25 and 30 new stores (including 4 new Red Market stores), bringing the total to between 817 and 822 stores. Delhaize Belgium plans to remodel approximately 20 stores in 2010.

Greece

In 2009, the performance of Alfa-Beta in Greece was again very strong: revenues increased by 10.2%, reaching EUR 1.5 billion. During the fourth quarter of 2009, revenues amounted to EUR 408 million, 7.9% higher than in the fourth quarter of 2008.

Alfa-Beta’s performance continued to be outstanding thanks to its excellent comparable store sales growth and the continued growth of its store network. Alfa-Beta continued to benefit from its excellent price position and market share gains.

In 2009, Delhaize Group increased the number of stores operated in Greece by 15 (including 10 acquired Koryfi stores) and operated 216 stores at year-end. In 2010, the sales network of Alfa-Beta is expected to be extended by 13 to 18 stores.

Rest of the World (Romania and Indonesia)

In 2009, the revenues of the Rest of the World segment (Romania and Indonesia) amounted to EUR 233 million, an increase of 27.3% versus the prior year at identical exchange rates. During the fourth quarter, revenues increased by 18.7% at identical exchange rates supported by strong comparable store sales growth in Indonesia, new store openings and the acquisition of 4 Prodas stores in Bucharest, Romania in July 2009, while the underlying sales trend in Romania suffered from the very weak economy.

The Rest of the World sales network of Delhaize Group included 117 supermarkets at year-end (51 in Romania and 66 in Indonesia), 14 more than 2008 thanks to the 4 Prodas stores acquired in Romania, and the continued organic growth in both countries. In 2010, Delhaize Group expects to further increase its sales network in its Rest of the World segment by 25 to 35 stores to a total of 142 to 152 stores.

» U.S. Organizational Restructuring

Effective February 1, 2010, the support functions for Food Lion, Bloom, Harveys, Bottom Dollar Food, Hannaford and Sweetbay will be integrated within Delhaize America, the U.S. segment of Delhaize Group, while maintaining the unique go-to-market strategies of each of these banners.

In this new structure, the banner organizations will be supported by common U.S. shared services for supply chain, IT, finance, human resources, organizational change management, legal and government relations, communications, strategy and research, and corporate development. The goal of these common shared services is to create greater efficiencies and scale, eliminate redundancies, become more flexible in the integration of acquisitions, and ultimately better serve our banners and customers.

Pierre-Olivier Beckers, President and CEO of Delhaize Group, will stay CEO of Delhaize America. Ron Hodge will become CEO of Delhaize America Operations, and Rick Anicetti will become CEO of Delhaize America Shared Services, both reporting to Pierre-Olivier Beckers.

This restructuring will also simplify our legal, accounting and tax compliance requirements. It will improve the capital structure of the Group and it will allow for a more efficient repatriation of profits and cash from the U.S. to the Belgian parent company.

The U.S. restructuring resulted in a one-time pre-tax charge of EUR 21 million (USD 29 million) in the 4th quarter of 2009 mainly for employee severance payments and asset write-offs. In conjunction with the U.S. restructuring, Delhaize Group decided to close 15 underperforming Food Lion stores and 1 underperforming Bloom store and recorded impairment charges on other U.S. stores which resulted in an additional pre-tax store closing and impairment charge of EUR 23 million (USD 32 million), but will result in annualized operating profit improvements of approximately EUR 6 million (USD 9 million).

» 2009 Outlook

Delhaize Group confirms its full year 2009 guidance as updated on November 5, 2009 with the publication of the 3rd quarter 2009 results and expects operating profit to grow by 1 to 4% in 2009 at identical exchange rates excluding the charge in the 4th quarter of 2009 related to the U.S. restructuring and the store closing and impairment charge.

For 2009, the expectation is that the effective tax rate of Delhaize Group will be approximately 31%, and as a result below the 2008 tax rate due to the absence in 2009 of inter-company dividends, the U.S. organizational restructuring and the resolution of Belgian and U.S. tax matters.

» 2010 Outlook

For 2010, Delhaize Group has developed solid initiatives as part of its New Game Plan to support its continued growth and performance despite the difficult economic environment. The main focus will be on offering our customers very competitive prices and attractive assortments, more store openings and remodels, and increased efficiencies.

In 2010, Delhaize Group plans to open 120 to 130 new stores (compared to 104 new store openings in 2009, excluding the acquisitions of Prodas and Koryfi) and remodel approximately 100 stores. We will particularly step up the openings of Bottom Dollar Food stores in the U.S., and of our Greek, Romanian and Indonesian operations. Capital expenditures will amount to approximately EUR 800 million (excluding leases).

Delhaize Group will disclose additional 2010 guidance on March 11, 2010, at the occasion of the publication of its 2009 earnings.

» Identical Exchange Rates and Organic Revenue Growth Reconciliation (unaudited)

Q4 2009	Q4 2008	% Change	(in millions of EUR)	YTD 2009	YTD 2008	% Change
4 872	5 418	-10.1%	Revenues	19 937	19 024	4.8%
366			Effect of exchange rates	(680)
5 238	5 418	-3.3%	Revenues at identical exchange rates	19 257	19 024	1.2%
—	—		Divestitures	—	—
(2)	—		Acquisitions	(46)	—
—	(258)		53rd sales week in the U.S.	—	(258)
5 236	5 160	1.5%	Organic sales growth	19 211	18 766	2.4%

» Number of Stores

	End of 2008	End of Q3 2009	Change 2009	End of 2009	End of 2010 Planned

United States	1 594	1 595	+13	1 607	1 640-1 645

Belgium	775	786	+17	792	817-822

Greece	201	204	+15	216	229-234

Romania	40	47	+11	51	59-64

Indonesia	63	65	+3	66	83-88

Total	2 673	2 697	+59	2 732	2 834-2 844

» Basis of Preparation

The information contained in this press release includes unaudited financial information that has been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of 2009, Delhaize Group’s sales network consisted of 2 732 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues. In 2008, Delhaize Group posted EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Financial Calendar

• Press release – 2009 fourth quarter and full year 2009 results	March 11, 2010

• Press release – 2010 first quarter results	May 5, 2010

• Press release – 2010 second quarter results	August 13, 2010

• Press release – 2010 third quarter results	November 10, 2010

» Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 8250 (ext. 2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69

RISKS

In accordance with Article 13 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are materially unchanged from those described on the pages 58 through 61 of the 2008 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

•	Capital expenditures: purchases of property, plant and equipment, and intangible assets, excluding assets under finance lease

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•

Revenues: sale of goods to retail and wholesale customers and point of sale services to retail customers, net of sales taxes and value added taxes, and of discounts, allowances and incentives granted to those customers

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 19, 2010	By:	/s/ G. LINN EVANS
G. Linn Evans
Vice President